Exhibit 99.1

Press Release

VERAXA Biotech Establishes in vitro Proof-of-Concept for Novel
BiTAC-ADC Technology Platform and Launches Partnering Discussions at BIO International Convention 2026

●	BiTAC-ADC in vitro data, along with initial data from the most advanced BiTAC-TCE program recently presented at the American Association for Cancer Research (AACR) Annual Meeting, underpin the Company’s two viable and clearly differentiated product platform technologies

ZURICH, SWITZERLAND – June 18, 2026 -- VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA”), an emerging leader in designing novel cancer therapies, today announced that the Company has generated new in vitro proof-of-concept data validating its novel BiTAC-ADC technology platform and its potential to enable more precise and targeted cancer therapies. VERAXA will attend the BIO International Convention in San Diego, Calif., June 22-25, 2026, to discuss partnering opportunities based on its novel BiTAC-ADC and BiTAC-TCE platforms.

The BiTAC™ therapeutic strategy is designed to unlock a new level of precision in cancer treatment by using two complementary precursors and enabling a tumor-restricted activation of the desired therapeutic effect. Applied to the development of antibody drug conjugates (ADCs), the technology delivers a systemically inactive prodrug and a cell-impermeable proactivator through two separate antibodies, each addressing a defined tumor-associated antigen. While the single BiTAC-ADC precursors are therefore not toxic by design, the selective internalization of both components into the same cancer cells leads to dose-dependent cytotoxicity. In in vitro studies, BiTAC-ADCs have now been shown to discriminate between breast cancer and healthy cells and have demonstrated efficient and dose-dependent killing of 3D tumor cell spheroids.

“Following our successful listing on NASDAQ earlier this month, the BIO International Convention presents a great opportunity and is the ideal timing to provide more details on how our BiTAC-ADC platform can be applied to the potential benefit of cancer patients,” said Heinz Schwer, Ph.D., MBA, Chief Business Officer of VERAXA. “Current ADC technologies have transformed cancer treatment but continue to face challenges associated with off-tumor toxicity caused by payload exposure in healthy tissues. BiTAC-ADCs are specifically designed to address this issue. By doing so, the platform could allow the use of very potent payloads in more settings than previously possible, with the ambition of improving both safety and targeted efficacy of next-generation ADC therapeutics.”

“While still early in development, the data now available for our BiTAC-ADC platform indicate that our concept of selectively delivering and activating a toxic payload in tumor cells is working,” said Christoph Erkel, Ph.D., Vice President Research & Development at VERAXA. “Following the presentation of our BiTAC-TCE strategy at the recent AACR Annual Meeting in April, these novel datasets on the BiTAC-ADC platform underpin that the company has two viable and clearly differentiated product platform technologies, which can be applied in a range of solid tumor indications by us and our potential future partners.”

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich
VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

About VERAXA Biotech AG (NASDAQ: VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including bispecific T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of ADCs and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory (EMBL), a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit https://investors.veraxa.com/ or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Forward-looking statements contained on this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified in the risk factors section of the Company’s registration statement on Form F-4. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events or otherwise. Consequently, the company will not update the information contained in this press release and investors should not rely upon the information as current or accurate after the presentation date. The press release may also contain certain non-GAAP financial measures, adjusted to exclude certain costs, expenses, gains and losses and other specified items. Reconciliations of these non-GAAP financial measures to the most comparable GAAP measures for a particular quarterly period are available on the Company’s website at www.veraxa.com.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich
VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Contact

VERAXA Biotech AG - Corporate
Christoph Antz, Ph.D. Chief Executive Officer, Co-Founder investors@veraxa.com

For Media and Investors – U.S.
Brandon Weiner ICR Healthcare VERAXA@icrhealthcare.com

For Media and Investors – EU Mario Brkulj media@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich
VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

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